DLA Piper LLP (US) 2000 University Avenue East Palo Alto, California 94303-2214 www.dlapiper.com Peter M. Astiz peter.astiz@dlapiper.com T 650.833.2036 F 650.687.1159

April 14, 2014

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Mark P. Shuman, Legal Branch Chief
Mitchell Austin, Staff Attorney
Stephen G. Krikorian, Accounting Branch Chief
Ryan Rohn, Staff Accountant

Re:	TubeMogul, Inc.
Registration Statement on Form S-1
Filed March 26, 2014
File No. 333-194817

Ladies and Gentlemen:

On behalf of TubeMogul, Inc. (the “Company”), we submit this letter in response to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 7, 2014, relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on March 26, 2014. We are concurrently filing via EDGAR this letter and Amendment No. 1 to the Registration Statement. We are also sending a hard copy of this letter and Amendment No. 1 to the Registration Statement, including a version that is marked to show changes to the Registration Statement.

Amendment No. 1 to the Registration Statement is being filed in response to the April 7, 2014 comment letter of the Staff regarding the Registration Statement and to provide updated information. Set forth below are the Company’s responses to the Staff’s comment letter. This letter restates the numbered comments of the Staff, and the discussion set out below each comment is the Company’s response. Page references in this letter are to page numbers in the Registration Statement.

Risk Factors

1. Although your product incorporates technologies designed to prevent fraud and you discuss the risk of fraud in low quality inventory, please tell us what consideration you gave to discussing the risks resulting from online-ad fraud in a separate risk factor. Consider whether unsuccessful efforts to detect or prevent fraud may reduce customer demand or lead to less advantageous terms with customers.

Response: The prospectus has been revised on page 20 as requested.

Division of Corporation Finance

April 14, 2014

Page Two

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Factors Affecting Our Performance

Revenue Growth from Additional Media Markets, page 48

2. We note your response to prior comment 1. Please revise to clarify that your revenue from these other digital video channels is not material at this time.

Response: The prospectus has been revised on page 50 as requested.

Business

Our Customers, page 77

3. You define each Platform Direct customer with a separate contract as a unique customer and each Platform Services customer with a distinct address as a unique customer, which are overly restrictive definitions for the purpose of identifying material customer concentrations. Please tell us whether any affiliated group of either Platform Direct or Platform Services customers accounted for 10% or more of your revenue if you were to account for all entities that are affiliated as a single customer. Please note that a group of customers under common control or customers that are affiliates of each other should be regarded as a single customer. See Item 101(c)(1)(vii) of Regulation S-K. Please revise your disclosure accordingly to present your customer concentration information based on treatment of affiliated entities as a single customer, or in your response explain why such information is not required.

Response: The prospectus has been revised on page 80 as requested.

* * * *

Please note that the Company requests that the Staff permit the Company’s request for acceleration orally or by facsimile in accordance with Rule 461(a) of Regulation C. Pursuant to Rule 461(a), if the Company requests such acceleration orally, it will provide a letter indicating that fact and stating that the Company and the principal underwriters are aware of their obligations under the Securities Act of 1933, as amended, along with the Registration Statement or pre-effective amendment thereto at the time of filing with the Commission.

We and the Company appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact me at: (650) 833-2036 if you have any questions regarding this letter or the Registration Statement.

Very truly yours,

DLA Piper LLP (US)

Division of Corporation Finance

April 14, 2014

Page Three

/s/ Peter M. Astiz

Peter M. Astiz

Partner

Enclosures

Cc:	Brett Wilson (TubeMogul, Inc.)
Eric Deeds (TubeMogul, Inc.)
Michael J. Torosian (DLA Piper LLP (US))
Daniel J. Winnike (Fenwick & West LLP)
William L. Hughes (Fenwick & West LLP)
Theodore G. Wang (Fenwick & West LLP)